UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Bright Health Group, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

10920V107

(CUSIP Number)

Louis S. Citron, Esq.

New Enterprise Associates

1954 Greenspring Drive, Suite 600, Timonium, MD 21093

(410) 842-4000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 10, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10920V107	13D	Page 2 of 49 Pages

1.	NAMES OF REPORTING PERSONS. New Enterprise Associates 15, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 359,305,833 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 359,305,833 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,305,833 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 10920V107	13D	Page 3 of 49 Pages

1.	NAMES OF REPORTING PERSONS. NEA Partners 15, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 359,305,833 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 359,305,833 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,305,833 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 10920V107	13D	Page 4 of 49 Pages

1.	NAMES OF REPORTING PERSONS. NEA 15 Opportunity Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 359,305,833 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 359,305,833 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,305,833 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 10920V107	13D	Page 5 of 49 Pages

1.	NAMES OF REPORTING PERSONS. NEA Partners 15-OF, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 359,305,833 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 359,305,833 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,305,833 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 10920V107	13D	Page 6 of 49 Pages

1.	NAMES OF REPORTING PERSONS. NEA 15 GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 359,305,833 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 359,305,833 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,305,833 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 10920V107	13D	Page 7 of 49 Pages

1.	NAMES OF REPORTING PERSONS. New Enterprise Associates 16, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 359,305,833 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 359,305,833 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,305,833 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 10920V107	13D	Page 8 of 49 Pages

1.	NAMES OF REPORTING PERSONS. NEA Partners 16, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 359,305,833 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 359,305,833 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,305,833 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 10920V107	13D	Page 9 of 49 Pages

1.	NAMES OF REPORTING PERSONS. NEA 16 GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 359,305,833 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 359,305,833 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,305,833 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 10920V107	13D	Page 10 of 49 Pages

1.	NAMES OF REPORTING PERSONS. New Enterprise Associates 17, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 359,305,833 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 359,305,833 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,305,833 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 10920V107	13D	Page 11 of 49 Pages

1.	NAMES OF REPORTING PERSONS. NEA Partners 17, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 359,305,833 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 359,305,833 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,305,833 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 10920V107	13D	Page 12 of 49 Pages

1.	NAMES OF REPORTING PERSONS. NEA 17 GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 359,305,833 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 359,305,833 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,305,833 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 10920V107	13D	Page 13 of 49 Pages

1.	NAMES OF REPORTING PERSONS. NEA 18 Venture Growth Equity, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 359,305,833 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 359,305,833 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,305,833 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 10920V107	13D	Page 14 of 49 Pages

1.	NAMES OF REPORTING PERSONS. NEA Partners 18 VGE, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 359,305,833 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 359,305,833 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,305,833 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 10920V107	13D	Page 15 of 49 Pages

1.	NAMES OF REPORTING PERSONS. NEA 18 VGE GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 359,305,833 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 359,305,833 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,305,833 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 10920V107	13D	Page 16 of 49 Pages

1.	NAMES OF REPORTING PERSONS. NEA BH SPV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 359,305,833 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 359,305,833 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,305,833 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 10920V107	13D	Page 17 of 49 Pages

1.	NAMES OF REPORTING PERSONS. NEA BH SPV II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 359,305,833 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 359,305,833 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,305,833 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 10920V107	13D	Page 18 of 49 Pages

1.	NAMES OF REPORTING PERSONS. NEA BH SPV GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 359,305,833 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 359,305,833 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,305,833 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 10920V107	13D	Page 19 of 49 Pages

1.	NAMES OF REPORTING PERSONS. Forest Baskett
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 261,249,976 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 261,249,976 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 261,249,976 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.5%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 10920V107	13D	Page 20 of 49 Pages

1.	NAMES OF REPORTING PERSONS. Ali Behbahani
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 248,768,825 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 248,768,825 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 248,768,825 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 10920V107	13D	Page 21 of 49 Pages

1.	NAMES OF REPORTING PERSONS. Carmen Chang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 248,768,825 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 248,768,825 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 248,768,825 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 10920V107	13D	Page 22 of 49 Pages

1.	NAMES OF REPORTING PERSONS. Anthony A. Florence, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 359,305,833 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 359,305,833 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,305,833 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 10920V107	13D	Page 23 of 49 Pages

1.	NAMES OF REPORTING PERSONS. Liza Landsman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 200,843,626 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 200,843,626 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,843,626 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 10920V107	13D	Page 24 of 49 Pages

1.	NAMES OF REPORTING PERSONS. Mohamad H. Makhzoumi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 359,305,833 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 359,305,833 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,305,833 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 10920V107	13D	Page 25 of 49 Pages

1.	NAMES OF REPORTING PERSONS. Edward T. Mathers
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 200,843,626 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 200,843,626 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,843,626 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 10920V107	13D	Page 26 of 49 Pages

1.	NAMES OF REPORTING PERSONS. Scott D. Sandell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 359,305,833 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 359,305,833 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,305,833 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 10920V107	13D	Page 27 of 49 Pages

1.	NAMES OF REPORTING PERSONS. Peter W. Sonsini
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 359,305,833 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 359,305,833 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,305,833 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 10920V107	13D	Page 28 of 49 Pages

1.	NAMES OF REPORTING PERSONS. Paul Walker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 248,768,825 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 248,768,825 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 248,768,825 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 10920V107	13D	Page 29 of 49 Pages

1.	NAMES OF REPORTING PERSONS. Rick Yang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 200,843,626 shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 200,843,626 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,843,626 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 10920V107	13D	Page 30 of 49 Pages

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is amended and supplemented as follows:

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on July 26, 2021, Amendment No. 1 thereto filed on December 29, 2021 and Amendment No. 2 thereto filed on January 26, 2022 relating to the Common Stock, $.0001 par value (the “Common Stock”), of Bright Health Group, Inc. (the “Issuer”) having its principal executive office at 8000 Norman Center Drive, Suite 1200, Minneapolis, MN 55437.

Certain terms used but not defined in this Amendment No. 3 have the meanings assigned thereto in the Schedule 13D (including Amendment No. 1 and Amendment No. 2 thereto). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D (including Amendment No. 1 and Amendment No. 2 thereto).

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is amended and restated as follows:

This Amendment No. 3 is being filed by:

(i) New Enterprise Associates 15, L.P. (“NEA 15”); NEA 15 Opportunity Fund, L.P. (“NEA 15-OF”); New Enterprise Associates 16, L.P. (“NEA 16”); New Enterprise Associates 17, L.P. (“NEA 17”); NEA 18 Venture Growth Equity, L.P. (“NEA 18 VGE” and, collectively with NEA 15, NEA 15-OF, NEA 16 and NEA 17, the “NEA Venture Funds”);

(ii)  NEA BH SPV, L.P. (“NEA BH”) and NEA BH SPV II, L.P. (“NEA BH II” and, together with NEA BH, the “SPVs”);

(iii) NEA Partners 15, L.P. (“NEA Partners 15”), which is the sole general partner of NEA 15; NEA Partners 15-OF, L.P. (“NEA Partners 15-OF”), which is the sole general partner of NEA 15-OF; NEA Partners 16, L.P. (“NEA Partners 16”), which is the sole general partner of NEA 16; NEA Partners 17, L.P. (“NEA Partners 17”), which is the sole general partner of NEA 17; NEA Partners 18 VGE, L.P. (“NEA Partners 18 VGE”, and, collectively with NEA Partners 15, NEA Partners 15-OF, NEA Partners 16 and NEA Partners 17, the “GPLPs”), which is the sole general partner of NEA 18 VGE; NEA 15 GP, LLC (“NEA 15 LLC”), which is the sole general partner of NEA Partners 15 and NEA Partners 15-OF; NEA 16 GP, LLC (“NEA 16 LLC”), which is the sole general partner of NEA Partners 16; NEA 17 GP, LLC (“NEA 17 LLC”), which is the sole general partner of NEA Partners 17; NEA 18 VGE GP, LLC (“NEA 18 VGE LLC” and, collectively with NEA 15 LLC, NEA 16 LLC and NEA 17 LLC, the “GP LLCs”), which is the sole general partner of NEA Partners 18 VGE; NEA BH SPV GP, LLC (“NEA BH LLC” and, collectively with the GPLPs and the GP LLCs, the “Control Entities”), which is the sole general partner of NEA BH and NEA BH II; and

(iv) Forest Baskett (“Baskett”), Ali Behbahani (“Behbahani”), Carmen Chang (“Chang”), Anthony A. Florence, Jr. (“Florence”), Liza Landsman (“Landsman”), Mohamad H. Makhzoumi (“Makhzoumi”), Edward T. Mathers (“Mathers”), Scott D. Sandell (“Sandell”), Peter W. Sonsini (“Sonsini”), Paul Walker (“Walker”) and Rick Yang (“Yang”) (together, the “Managers”).

Florence, Makhzoumi, Sandell and Sonsini (the “Plural Managers”) are managers of NEA 15 LLC, NEA 16 LLC, NEA 17 LLC, NEA 18 VGE LLC and NEA BH LLC. Behbahani, Chang, and Walker (the “Quadral Managers”) are managers of NEA 16 LLC, NEA 17 LLC, NEA 18 VGE LLC and NEA BH LLC. Landsman, Mathers and Yang (the “Trial Managers”) are managers of NEA 17 LLC, NEA 18 VGE LLC and NEA BH LLC. Baskett is a manager of NEA 15 LLC, NEA 16 LLC, NEA 17 LLC and NEA BH LLC.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons” and the NEA Venture Funds and SPVs are referred to herein collectively as the “Funds.”

The address of the principal business office of the Funds, each Control Entity and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of each of Behbahani and Mathers is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815. The address of the principal business office of Baskett, Chang, Makhzoumi, Sonsini, Walker and Yang is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Florence and Landsman is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10001.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the Funds and the GPLPs is a Delaware limited partnership. Each of the GP LLCs and NEA BH LLC is a Delaware limited liability company. Each of the Managers is a United States citizen.

CUSIP No. 10920V107	13D	Page 31 of 49 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and supplemented as follows:

Pursuant to an investment agreement entered into between the Issuer and certain purchasers on October 10, 2022 (the “Investment Agreement”) the terms of which are herein incorporated by reference, NEA 17 purchased 37,700 shares of the Issuer’s Series B Convertible Perpetual Preferred Stock, par value $0.0001 per share (the “Preferred Stock”) for an aggregate purchase price of $37.7 million, or $1,000 per share on October 17, 2022 (the “Closing Date”). The Preferred Stock is convertible at the option of NEA 17 (subject to the expiration or early termination of the applicable waiting period, if any, under the Hart–Scott–Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”)) into the number of shares of Common Stock equal to the quotient of (a) the sum of (i) the liquidation preference (initially $1,000 plus increases for compounded dividends) plus (ii) the accrued dividends with respect to each share of Preferred Stock as of the applicable conversion date divided by (b) the conversion price (initially approximately $1.4169) as of the applicable conversion date, subject to anti-dilution adjustments (the “Conversion Formula”). As a result, NEA 17 may be deemed to beneficially own 26,606,669 shares of Common Stock (the “NEA 17 B Preferred Shares”). Collectively, NEA 17 is deemed to own a total of 67,078,424 shares of Common Stock (the “NEA 17 Shares”).

On the Closing Date and pursuant to the Investment Agreement, NEA 18 VGE purchased 100,000 shares of Preferred Stock for an aggregate purchase price of $100 million, or $1,000 per share. The Preferred Stock is convertible at the option of NEA 18 VGE (subject to the expiration or early termination of the applicable waiting period, if any, under the HSR Act) into the number of shares of Common Stock equal to the quotient of the Conversion Formula. As a result, NEA 18 VGE may be deemed to beneficially own 70,574,720 shares of Common Stock (the “NEA 18 VGE B Preferred Shares”). Collectively, NEA 18 VGE is deemed to own a total of 98,055,857 shares of Common Stock (the “NEA 18 VGE Shares”).

The working capital of NEA 17 will be the source of the funds for the purchase of the shares by NEA 17. No part of the purchase price of the shares will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the NEA 17 Shares.

The working capital of NEA 18 VGE will be the source of the funds for the purchase of the shares by NEA 18 VGE. No part of the purchase price of the shares will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the NEA 18 VGE Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

NEA 15 is the record owner of the NEA 15 Shares. As the general partner of NEA 15, NEA Partners 15 may be deemed to own beneficially the NEA 15 Shares. NEA 15-OF is the record owner of the NEA 15-OF Shares. As the general partner of NEA 15-OF, NEA Partners 15-OF may be deemed to own beneficially the NEA 15-OF Shares. As the sole general partner of NEA Partners 15 and NEA Partners 15-OF, NEA 15 LLC may be deemed to own beneficially the NEA 15 Shares and the NEA 15-OF Shares.

NEA 16 is the record owner of the NEA 16 Shares. As the general partner of NEA 16, NEA Partners 16 may be deemed to own beneficially the NEA 16 Shares. As the sole general partner of NEA Partners 16, NEA 16 LLC may be deemed to own beneficially the NEA 16 Shares.

NEA 17 is the record owner of the NEA 17 Shares. As the general partner of NEA 17, NEA Partners 17 may be deemed to own beneficially the NEA 17 Shares. As the sole general partner of NEA Partners 17, NEA 17 LLC may be deemed to own beneficially the NEA 17 Shares.

NEA 18 VGE is the record owner of the NEA 18 VGE Shares. As the general partner of NEA 18 VGE, NEA Partners 18 VGE may be deemed to own beneficially the NEA 18 VGE Shares. As the sole general partner of NEA Partners 18 VGE, NEA 18 VGE LLC may be deemed to own beneficially the NEA 18 VGE Shares.

NEA BH is the record owner of the NEA BH Shares. NEA BH II is the record owner of the NEA BH II Shares. As the sole general partner of NEA BH and NEA BH II, NEA BH LLC may be deemed to own beneficially the NEA BH Shares and the NEA BH II Shares.

By virtue of their relationship as affiliated entities, whose Control Entities have overlapping individual controlling persons, each of the Funds may be deemed to share the power to direct the disposition and vote of the Firm Shares. As general partners of the NEA Venture Funds, each of the GPLPs may also be deemed to own beneficially the Firm Shares. As the sole general partner of NEA Partners 15 and NEA Partners 15-OF, NEA 15 LLC may also be deemed to own beneficially the Firm Shares. As the sole general partner of NEA Partners 16, NEA 16 LLC may also be deemed to own beneficially the Firm Shares. As the sole general partner of NEA Partners 17, NEA 17 LLC may also be deemed to own beneficially the Firm Shares. As the sole general partner of NEA Partners 18 VGE, NEA 18 VGE LLC may also be deemed to own beneficially the Firm Shares. As the sole general partner of NEA BH and NEA BH II, NEA BH LLC may also be deemed to own beneficially the Firm Shares.

CUSIP No. 10920V107	13D	Page 32 of 49 Pages

As individual managers of NEA 15 LLC, NEA 16 LLC, NEA 17 LLC, NEA 18 VGE LLC and NEA BH LLC, each of the Plural Managers may be deemed to own beneficially all of the Firm Shares. As managers of NEA 16 LLC, NEA 17 LLC, NEA 18 VGE LLC and NEA BH LLC, each of the Quadral Managers may be deemed to own beneficially the NEA 16 Shares, the NEA 17 Shares, the NEA 18 VGE Shares, the NEA BH Shares and the NEA BH II Shares. As managers of NEA 17 LLC, NEA 18 VGE LLC and NEA BH LLC, each of the Trial Managers may be deemed to own beneficially the NEA 17 Shares, the NEA 18 VGE Shares, the NEA BH Shares and the NEA BH II Shares. As an individual manager of NEA 15 LLC, NEA 16 LLC, NEA 17 LLC and NEA BH LLC, Baskett may be deemed to own beneficially the NEA 15 Shares, the NEA 16 Shares, the NEA 17 Shares, the NEA BH Shares and the NEA BH II Shares.

Each Reporting Person disclaims beneficial ownership of the Firm Shares other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage for each Reporting Person other than Baskett was calculated based on the 794,833,225 shares of Common Stock, which includes: (i) 629,698,944 shares reported to be outstanding by the Issuer as of August 5, 2022, on its Form 10-Q filed with the Securities Exchange Commission on August 15, 2022 (the “10-Q Shares”); (ii) the NEA 17 Preferred Shares; and (iii) the NEA 18 VGE Shares. Such percentage for Baskett was calculated based on the 696,777,368 shares of Common Stock, which includes: (i) the 10-Q Shares and (ii) the NEA 17 Preferred Shares.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.

(e)	N/A.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

Exhibit 3 – Power of Attorney on behalf of Liza Landsman regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 10920V107	13D	Page 33 of 49 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:      October 20, 2022

NEW ENTERPRISE ASSOCIATES 15, L.P.

By:	NEA PARTNERS 15, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

By:         *

Louis S. Citron

Chief Legal Officer

NEA PARTNERS 15, L.P.

By:	NEA 15 GP, LLC General Partner

By:          *

Louis S. Citron

Chief Legal Officer

NEA 15 OPPORTUNITY FUND, L.P.

By:	NEA PARTNERS 15-OF, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

By:         *

Louis S. Citron

Chief Legal Officer

CUSIP No. 10920V107	13D	Page 34 of 49 Pages

NEA PARTNERS 15-OF, L.P.

By:	NEA 15 GP, LLC General Partner

By:          *

Louis S. Citron

Chief Legal Officer

NEA 15 GP, LLC

By:          *

Louis S. Citron

Chief Legal Officer

                 *

Forest Baskett

                 *

Anthony A. Florence, Jr.

                 *

Mohamad H. Makhzoumi

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

NEW ENTERPRISE ASSOCIATES 16, L.P.

By:	NEA PARTNERS 16, L.P. General Partner

By:	NEA 16 GP, LLC General Partner

By:         *

Scott D. Sandell

Chief Executive Officer

CUSIP No. 10920V107	13D	Page 35 of 49 Pages

NEA PARTNERS 16, L.P.

By:	NEA 16 GP, LLC General Partner

By:           *

Scott D. Sandell

Chief Executive Officer

NEA 16 GP, LLC

By:           *

Scott D. Sandell

Chief Executive Officer

                 *

Forest Baskett

                 *

Ali Behbahani

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

                 *

Mohamad H. Makhzoumi

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

                 *

Paul Walker

CUSIP No. 10920V107	13D	Page 36 of 49 Pages

NEW ENTERPRISE ASSOCIATES 17, L.P.

By:	NEA PARTNERS 17, L.P. General Partner

By:	NEA 17 GP, LLC General Partner

By:          *

 Scott D. Sandell

 Chief Executive Officer

NEA PARTNERS 17, L.P.

By:	NEA 17 GP, LLC General Partner

By:           *

Scott D. Sandell

Chief Executive Officer

NEA 17 GP, LLC

By:          *

Scott D. Sandell

Chief Executive Officer

                 *

Forest Baskett

                 *

Ali Behbahani

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

                 *

Liza Landsman

                 *

Mohamad H. Makhzoumi

CUSIP No. 10920V107	13D	Page 37 of 49 Pages

                 *

Edward T. Mathers

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

                 *

Paul Walker

                 *

Rick Yang

NEA 18 VENTURE GROWTH EQUITY, L.P.

By:	NEA PARTNERS 18 VGE, L.P. General Partner

By:	NEA 18 VGE GP, LLC General Partner

By:          *

 Scott D. Sandell

 Chief Executive Officer

NEA PARTNERS 18 VGE, L.P.

By:	NEA 18 VGE GP, LLC General Partner

By:          *

Scott D. Sandell

Chief Executive Officer

NEA 18 VGE GP, LLC

By:          *

Scott D. Sandell

Chief Executive Officer

                 *

Ali Behbahani

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

                 *

Liza Landsman

CUSIP No. 10920V107	13D	Page 38 of 49 Pages

                 *

Mohamad H. Makhzoumi

                 *

Edward T. Mathers

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

                 *

Paul Walker

                 *

Rick Yang

NEA BH SPV, L.P.

By:	NEA BH SPV GP, LLC General Partner

By:           *

Scott D. Sandell

Chief Executive Officer

NEA BH SPV II, L.P.

By:	NEA BH SPV GP, LLC General Partner

By:           *

Scott D. Sandell

Chief Executive Officer

NEA BH SPV GP, LLC

By:          *

Scott D. Sandell

Chief Executive Officer

                 *

Forest Baskett

                 *

Ali Behbahani

CUSIP No. 10920V107	13D	Page 39 of 49 Pages

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

                 *

Liza Landsman

                 *

Mohamad H. Makhzoumi

                 *

Edward T. Mathers

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

                 *

Paul Walker

                 *

Rick Yang

*By:   /s/ Louis S. Citron

Louis S. Citron

As attorney-in-fact

This Amendment No. 3 to Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 10920V107	13D	Page 40 of 49 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Bright Health Group, Inc.

EXECUTED this 20th day of October, 2022.

NEW ENTERPRISE ASSOCIATES 15, L.P.

By:	NEA PARTNERS 15, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

By:         *

Louis S. Citron

Chief Legal Officer

NEA PARTNERS 15, L.P.

By:	NEA 15 GP, LLC General Partner

By:          *

Louis S. Citron

Chief Legal Officer

NEA 15 OPPORTUNITY FUND, L.P.

By:	NEA PARTNERS 15-OF, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

By:         *

Louis S. Citron

Chief Legal Officer

CUSIP No. 10920V107	13D	Page 41 of 49 Pages

NEA PARTNERS 15-OF, L.P.

By:	NEA 15 GP, LLC General Partner

By:          *

Louis S. Citron

Chief Legal Officer

NEA 15 GP, LLC

By:          *

Louis S. Citron

Chief Legal Officer

                 *

Forest Baskett

                 *

Anthony A. Florence, Jr.

                 *

Mohamad H. Makhzoumi

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

NEW ENTERPRISE ASSOCIATES 16, L.P.

By:	NEA PARTNERS 16, L.P. General Partner

By:	NEA 16 GP, LLC General Partner

By:         *

Scott D. Sandell

Chief Executive Officer

CUSIP No. 10920V107	13D	Page 42 of 49 Pages

NEA PARTNERS 16, L.P.

By:	NEA 16 GP, LLC General Partner

By:           *

Scott D. Sandell

Chief Executive Officer

NEA 16 GP, LLC

By:           *

Scott D. Sandell

Chief Executive Officer

                 *

Forest Baskett

                 *

Ali Behbahani

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

                 *

Mohamad H. Makhzoumi

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

                 *

Paul Walker

CUSIP No. 10920V107	13D	Page 43 of 49 Pages

NEW ENTERPRISE ASSOCIATES 17, L.P.

By:	NEA PARTNERS 17, L.P. General Partner

By:	NEA 17 GP, LLC General Partner

By:          *

 Scott D. Sandell

 Chief Executive Officer

NEA PARTNERS 17, L.P.

By:	NEA 17 GP, LLC General Partner

By:           *

Scott D. Sandell

Chief Executive Officer

NEA 17 GP, LLC

By:          *

Scott D. Sandell

Chief Executive Officer

                 *

Forest Baskett

                 *

Ali Behbahani

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

                 *

Liza Landsman

                 *

Mohamad H. Makhzoumi

                 *

Edward T. Mathers

                 *

Scott D. Sandell

CUSIP No. 10920V107	13D	Page 44 of 49 Pages

                 *

Peter W. Sonsini

                 *

Paul Walker

                 *

Rick Yang

NEA 18 VENTURE GROWTH EQUITY, L.P.

By:	NEA PARTNERS 18 VGE, L.P. General Partner

By:	NEA 18 VGE GP, LLC General Partner

By:          *

 Scott D. Sandell

 Chief Executive Officer

NEA PARTNERS 18 VGE, L.P.

By:	NEA 18 VGE GP, LLC General Partner

By:          *

Scott D. Sandell

Chief Executive Officer

NEA 18 VGE GP, LLC

By:          *

Scott D. Sandell

Chief Executive Officer

                 *

Ali Behbahani

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

                 *

Liza Landsman

CUSIP No. 10920V107	13D	Page 45 of 49 Pages

                 *

Mohamad H. Makhzoumi

                 *

Edward T. Mathers

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

                 *

Paul Walker

                 *

Rick Yang

NEA BH SPV, L.P.

By:	NEA BH SPV GP, LLC General Partner

By:           *

Scott D. Sandell

Chief Executive Officer

NEA BH SPV II, L.P.

By:	NEA BH SPV GP, LLC General Partner

By:           *

Scott D. Sandell

Chief Executive Officer

NEA BH SPV GP, LLC

By:          *

Scott D. Sandell

Chief Executive Officer

                 *

Forest Baskett

                 *

Ali Behbahani

CUSIP No. 10920V107	13D	Page 46 of 49 Pages

                 *

Carmen Chang

                 *

Anthony A. Florence, Jr.

                 *

Liza Landsman

                 *

Mohamad H. Makhzoumi

                 *

Edward T. Mathers

                 *

Scott D. Sandell

                 *

Peter W. Sonsini

                 *

Paul Walker

                 *

Rick Yang

*By:   /s/ Louis S. Citron

Louis S. Citron

As attorney-in-fact

This Agreement was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 10920V107	13D	Page 47 of 49 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 13th day of March, 2017.

/s/ M. James Barrett

M. James Barrett

/s/ Peter J. Barris

Peter J. Barris

/s/ Forest Baskett

Forest Baskett

/s/ Ali Behbahani

Ali Behbahani

/s/ Colin Bryant

Colin Bryant

/s/ Carmen Chang

Carmen Chang

/s/ Anthony A. Florence, Jr.

Anthony A. Florence, Jr.

/s/ Carol G. Gallagher

Carol G. Gallagher

/s/ Dayna Grayson

Dayna Grayson

/s/ Patrick J. Kerins

Patrick J. Kerins

/s/ P. Justin Klein

P. Justin Klein

CUSIP No. 10920V107	13D	Page 48 of 49 Pages

/s/ Vanessa Larco

Vanessa Larco

/s/ Joshua Makower

Joshua Makower

/s/ Mohamad H. Makhzoumi

Mohamad H. Makhzoumi

/s/ Edward T. Mathers

Edward T. Mathers

/s/ David M. Mott

David M. Mott

/s/ Sara M. Nayeem

Sara M. Nayeem

/s/ Jason R. Nunn

Jason R. Nunn

/s/ Gregory Papadopoulos

Gregory Papadopoulos

/s/ Chetan Puttagunta

Chetan Puttagunta

/s/ Jon Sakoda

Jon Sakoda

/s/ Scott D. Sandell

Scott D. Sandell

/s/ A. Brooke Seawell

A. Brooke Seawell

/s/ Peter W. Sonsini

Peter W. Sonsini

/s/ Melissa Taunton

Melissa Taunton

/s/ Frank M. Torti

Frank M. Torti

/s/ Ravi Viswanathan

Ravi Viswanathan

/s/ Paul E. Walker

Paul E. Walker

/s/ Rick Yang

Rick Yang

CUSIP No. 10920V107	13D	Page 49 of 49 Pages

EXHIBIT 3

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of herself as an individual or in her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 1st day of April, 2021.

/s/ Liza Landsman

Liza Landsman